December 12, 2013

By EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549-4628

Attention:  Tia L. Jenkins

Re:                             Golden Minerals Company

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-13627

Dear Ms. Jenkins:

On behalf of Golden Minerals Company (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated November 13, 2013, regarding the Company’s annual report on Form 10-K as filed on March 1, 2013 (the “2012 Form 10-K”).

In certain instances, the Company’s responses include disclosure that the Company proposes to make in future filings.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

General

Comment:

1.                                      Your filing gives the impression that your company is either preparing for mineral production or is currently in mineral production.  Without a reserve, as defined by Industry Guide 7(a)(1), your company must be in the exploration stage, as defined by Guide 7(a)(4)(i).  As such, the Industry Guide 7 specifically requires that your filing describe your business activities, as exploration state activities until your company has reserves as defined in the Industry Guide 7.

•                              Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity.  Please clearly state that your company is currently engaged in mineral exploration activities and that you are in the exploration state.

•                              Please remove all references in your filing that use the terms development, production, or mining operations, or any term that may imply mineral production, such as operations.

Deborah J. Friedman • 303 892 7499 • deborah.friedman@dgslaw.com

•                              In particular, substitute the term mineral exploration for mining operations.  There may be further comments concerning these points, pending your response.

Response:

The Company acquired the Velardeña mining properties in the State of Durango, Mexico, which consisted of mines and processing facilities engaged in commercial operations and producing saleable mineral products.  The Company decided to continue commercial operations at the Velardeña properties.  When the Company filed the 2012 Form 10-K, the Company was, and had since September 2011, been engaged in mining operations of mineralized material and had revenues from the sale of gold, silver, lead and zinc products from the Velardeña and Chicago mines. The Company recognizes that its decision to continue commercial operations was not based on a study demonstrating economic recovery of mineral reserves, and that it is not in the development or production stage under Industry Guide 7. Please see pages 3, 31, 32, 38 and 50 of the 2012 Form 10-K where the Company disclosed that it has not established proven and probable reserves under Industry Guide 7 and discusses the risks associated therewith.

As previously disclosed, the Company suspended operations at its Velardeña property in June 2013 and has placed the mines and processing plants on a care and maintenance program to enable a restart when operating plans and metals prices support a cash positive outlook for the property.

In addition to continued disclosures regarding the absence of proven and probable reserves of the type referenced above, the Company will include additional disclosure in the Company’s next annual report on Form 10-K for the period ending December 31, 2013 (the “2013 Form 10-K”) to further emphasize that the Company’s 2011 decision to continue commercial operations was not based on a feasibility study of mineral reserves, that the Company has no proven and probable reserves,  and that pursuant to Industry Guide 7, the Company is in the exploration stage. Where the context permits, the Company will avoid references to the terms development, production or mining operations and substitute mineral exploration.

The Company will include the following section in the introductory paragraphs of Part 1, Item 1 in its 2013 Form 10-K.

No Proven or Probable Reserves

We are considered an exploration stage company under the SEC criteria since we have not demonstrated the existence of proven or probable reserves at our Velardeña project in the State of Durango, Mexico or any of our other properties. In Industry Guide 7, the SEC defines a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Proven or probable reserves are those reserves for which (a) quantity is computed and (b) the sites for inspection, sampling, and measurement are spaced so closely that the geologic character is defined and size, shape and depth of mineral content can be established (proven) or the sites are farther apart or are otherwise less adequately spaced but high enough to assume continuity between observation points (probable). Reserves cannot be considered proven or probable unless and until they are supported by a feasibility study, indicating that the reserves have had the requisite geologic, technical and economic work performed and are economically and legally extractable.

We have not completed a feasibility study with regard to all or a portion of any of our properties to date. Any mineralized material discovered or produced by us should not be considered proven or probable reserves. As of December 31, 2013, none of our mineralized material met the definition of proven or probable reserves.

The Company will include the following language in the introductory paragraphs in Management’s Discussion and Analysis (Part I, Item 7) in its 2013 Form 10-K.

Exploration Stage Company

We are considered an exploration stage company under the SEC criteria since we have not demonstrated the existence of proven or probable reserves at our Velardeña project in the State of Durango, Mexico or any of our other properties. Accordingly, as required by the SEC guidelines and U.S. GAAP for companies in the exploratory stage, substantially all our expenditures for mine development and construction activity, as well as costs associated with our mill facilities for items that do not have a readily identifiable market value apart from the mineralized material, have been expensed and therefore do not appear as assets on our balance sheet. Certain expenditures, such as expenses for mobile mining and other equipment, that have an identifiable market value apart from the mineralized material, may be capitalized, subject to our evaluation of the possible impairment of the asset.

We expect to remain as an exploration stage company for the foreseeable future, even though we have reached commercial production. We will not exit the exploration stage until such time, if ever, that we demonstrate the existence of proven or probable reserves that meet the guidelines under SEC Industry Guide 7. Likewise, unless mineralized material is classified as proven or probable reserves, substantially all expenditures for mine and mill construction have been or will be expensed as incurred.

Title and Ownership Rights, page 9

Comment:

2.                                      Please disclose the following information for each of your material properties:

•                              A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•                              Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•                              The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•                              The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response:

The Company has two material properties: the Velardeña mining properties in the State of

Durango, Mexico and the El Quevar advanced exploration property in the Province of Salta, Argentina. The Company will affirmatively state in its 2013 Form 10-K and in future filings where appropriate which of its properties are material.

With respect to the first bulleted item above, the Company provided the requested information in its 2012 Form 10-K. Please see the last two paragraphs on page 9 and the first paragraph on page 10 of the 2012 Form 10-K for information related to the Velardeña properties and the last two paragraphs on page 19 and the first two paragraphs on page 20 of the 2012 Form 10-K for information related to the El Quevar property.

With respect to the second bulleted item, attached to this letter as Exhibit A, is the information requested.  The Company will include this information in its 2013 Form 10-K and in future filings where appropriate.

With respect to the third bulleted item, the Company provided the requested information in the 2012 Form 10-K. For its Velardeña properties, the Company disclosed the conditions that must be met to maintain the concessions, including the amounts of required payments, under “Table of Contractual Obligations” on page 52 of the 2012 Form 10-K and in note 19 on page F-34 of the financial statements. The Company will also include the requested information in Part I, Item 2 in its 2013 Form 10-K.  For its El Quevar property, the Company disclosed the conditions that must be met to maintain the concessions, including amounts and timing of required payments, as described in the last two paragraphs on page 19 and the first two paragraphs on page 20 of the 2012 Form 10-K. This information for the El Quevar property is also disclosed under “Table of Contractual Obligations” on page 52 of the 2012 Form 10-K and in note 19 on page F-34 of the financial statements.

With respect to the fourth bulleted item, the Company provided the requested information in the 2012 Form 10-K in the last two paragraphs on page 9 and the first paragraph on page 10 for the Velardeña properties and in the penultimate paragraph on page 19 for the El Quevar property.

2012 Technical Report, page 11

Comment:

3.                                      We note your disclosure of mineralized material for your Velardeña operations as of January 1, 2012 as reported by Chlumsky, Armbrust and Meyer.  Please revise your filing and report your mineralized materials coinciding with your fiscal year end, not the year commencement.  Please disclose the mineralized material tonnages along with the respective gold, silver, lead, zinc content at each of your mines, along with the associated metallurgical recovery factor for each of your salable products at each of your processing facilities.

Response:

In the 2012 Form 10-K, the Company did not update as of December 31, 2012 the mineralized material information reported by Chlumsky, Armbrust and Meyer (“CAM”) as of January 1, 2012 because the Company did not believe that there were material changes in mineralized material.  The tonnes of mineralized material removed in 2012 by production totaled less than 10% of the total tonnes of mineralized material reported by CAM.  In addition, the three year average gold and silver prices increased by 18% and 24% respectively during 2012, which would have further reduced the difference in mineralized material at year-end 2012.  However, in its 2013 Form 10-K, the Company will disclose mineralized material reported in the CAM report, as reduced by amounts produced in 2012 and in 2013.

Below is the additional requested information regarding mineralized material included in the CAM report that the Company will include in its 2013 Form 10-K.

Mineralized Material	Tonnes (in thousands)	Gold (Au) Grade (Grams per tonnes)	Contained Gold (Au) oz.	Silver (Ag) Grade (Grams per tonnes)	Contained Silver (Ag) oz. (in thousands)	Lead (Pb) Grade %	Contained Lead (Pb) lbs. (in thousands)	Zinc (Zn) Grade %	Contained (Zinc) Zn lbs. (in thousands)
Mineralized Material at January 1, 2012
Velardeña Mine
Oxide and mixed	741	3.67	87,405	189	4,502	1.15	18,802	1.03	16,751
Sulfide	1370	3.48	153,442	203	8,953	0.94	28,421	1.18	35,501
Chicago Mine
Oxide and mixed	106	3.01	10,242	142	484	2.85	6,660	2.43	5,667
Sulfide	118	2.31	8,765	187	710	2.98	7,752	2.83	7,362
Total Mineralized Material at January 1, 2012	2,335	3.46	259,544	195	14,649	1.20	61,635	1.27	65,281

In the 2013 Form 10-K, the Company will also include information in substantially the following format to show the reduction in mineralized material reported in the CAM report that resulted from production. The information in the table below shows the results of production in 2012.  Similar information will be provided for 2013.

Mineralized Material	Tonnes (in thousands)	Gold (Au) Grade (Grams per tonnes)	Contained Gold (Au) oz.	Silver (Ag) Grade (Grams per tonnes)	Contained Silver (Ag) oz. (in thousands)	Lead (Pb) Grade %	Contained Lead (Pb) lbs. (in thousands)	Zinc (Zn) Grade %	Contained Zinc (Zn) lbs. (in thousands)
2012 Production
Velardeña Mine
Oxide and mixed	51	3.45	5,652	231	378	0.86	966	0.95	1,067
Sulfide	49	2.95	4,664	182	288	0.68	737	0.87	943
Chicago Mine
Oxide and mixed	14	2.07	934	109	49	2.28	705	1.61	498
Sulfide	20	2.52	1,643	153	100	2.85	1,274	3.75	1,676
Total Tonnes Produced in 2012	134	2.98	12,894	189	815	1.24	3,683	1.41	4,185

Mineralized Material at December 31, 2012
Velardeña Mine
Oxide and mixed	690	3.68	81,752	186	4,124	1.17	17,836	1.03	15,684
Sulfide	1,321	3.50	148,777	204	8,665	0.95	27,683	1.19	34,558
Chicago Mine
Oxide and mixed	92	3.15	9,308	147	435	2.94	5,955	2.55	5,169
Sulfide	98	2.27	7,122	194	610	3.01	6,478	2.64	5,686
Total Mineralized Material at December 31, 2012	2,201	3.49	246,959	196	13,834	1.19	57,953	1.26	61,097

The Company also will present in its 2013 Form 10-K the following requested information with respect to requested recovery rates for gold, silver, lead and zinc at each of the Company’s processing facilities for 2012 and 2013. The information presented below relates to 2012 production.

Oxide plant recovery
Gold	63.4%
Silver	56.5%
Sulfide plant recovery
Gold	64.4%
Silver	89.5%
Lead	60.9%
Zinc	65.4%

Comment:

4.                                      We note you use a cutoff grade of $120 NSR to segregate your mineralized materials from waste rock.  Please revise your filing and disclose the method of calculation and parameters used to estimate this cutoff grade.  Please state the commodity prices, operating costs, and metallurgical recovery parameters used to determine your cutoff grade estimates at each of your mines.  Please disclose the smelter contract terms, deductions and penalties and attach smelter and refining agreements as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The cutoff grade of $120 NSR per tonne of mineralized material was determined by adding the estimated average costs of mining ($50 per tonne), processing ($40 per tonne) and general and administration ($30 per tonne).  The average cost estimates are the same for both the Velardeña and Chicago mines.

The NSR value of mineralized material was determined for each type of mineralized material (sulfide, mixed, and oxide) by multiplying a fractional factor that represents an estimated combination of metallurgical recovery, treatment charges, penalties, and payment terms by the unit value of each metal and then multiplying by the expected amount of that metal in each block of inventoried material.

The Company will include in the 2013 Form 10-K the following requested disclosure regarding commodity prices and metallurgical recoveries used to determine the cutoff grade.

Metal	Metal Prices*	Sulfide Metallurgical Recovery %	Oxide Metallurgical Recovery %	Mixed Metallurgical Recovery %
Gold	$1,255.12 (oz)	64	71	29
Silver	$23.28 (oz)	90	68	50
Lead	$0.95(lb)	61	0	25
Zinc	$0.91 (lb)	65	0	37

* Amounts represent three year average prices.

Attached to this letter as Exhibit B, please find additional supplemental technical information for the Staff regarding the NSR calculation.  The Company does not plan to include this information in its future filings.

In response to the last sentence of comment 4, disclosure regarding the Company’s customer contracts is included in the “Customers” section on page 15 of the 2012 Form 10-K. The Company produced doré, precipitates, and lead, zinc and pyrite concentrates, which it sold to various refineries and smelters.  The Company’s sales contracts included terms typical for the industry, including deductions for smelting and refining charges (or treatment charges) and penalties for contaminates present in its products sold.  In 2012, the Company incurred approximately $3.0 million in smelting and refining charges and approximately $0.5 million in penalty charges, primarily for arsenic and antimony included in its lead and zinc concentrates.  The Company netted the treatment and penalty charges against revenue in the Company’s consolidated statement of operations. The Company will include this additional disclosure regarding contract deductions and penalties for 2012 and 2013 in its 2013 Form 10-K.

The Company does not believe that it was required to include its customer contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K in its 2012 Form 10-K because the Company determined that (a) these contracts  are such as ordinarily accompany the kind of business conducted by the Company and its subsidiaries and were entered into in the ordinary course, (b) most of the contracts were not material in amount and (c) any contract that was material in amount was not a contract on which the Company’s business was substantially dependent.  Most of the customer contracts were for a term of one year or less, and many of the contract terms were negotiable during the term of the contract. The Company’s products are typical of its industry, and there are many potential customers for these products; if any one of its customer contracts were terminated, the Company had identified other customers during the bidding process and as a result of its general familiarity with industry participants to which it could sell its products. The Company will perform this analysis again for 2013 and determine whether any customer contracts are required to be included as an exhibit pursuant to Item 601(b)(1) of Regulation S-K.

Comment:

5.                                      We note your statement that you believe that the vein systems have a high rate of mineralized material replacement as your mining activities continue on-strike and at depth and that this rate of replacement is likely to continue in the future.  Please revise your filing and disclose the reconciliation that provided the basis for this statement, comparing the history of your mine production as compared to the identical volume/location of material removals within your geologic inventory or model.

Response:

The basis for the Company’s statement was as follows.  The Velardeña deposit consists of tens of near-vertical veins with a strike length of up to approximately 1.5 kilometers and vertical extent of up to approximately 1 kilometer.  As is the case with most subvertical veins, it would be very costly to drill out these veins from the surface or underground to verify mineralized material or to advance mineralized material to reserves. The Company is aware that in similar subvertical vein systems throughout the world, mines have operated for tens to hundreds of years with only two or three years of known reserves at any given time.

Velardeña has similarities to some of these deposits based on, for example, the known mined vertical and horizontal extents of the Terneras vein which far exceed that of the average epithermal vein.  As mined by ASARCO at Velardeña in the early 1900’s, the Terneras vein shows nearly continuous open stoping over a vertical range of more than 500 meters and a strike extent of more than 1 kilometer.  The main veins for which the Company reports mineralized material at the Velardeña and Chicago mines have mineralized material estimated over an average vertical range of approximately 200 meters at Velardeña and 200 meters at Chicago.  Based on these facts, the Company believes that a significant mineralized vertical extent on these vein systems not currently in the mineralized material inventory remains below the existing mine workings.  In addition, the Company is aware of drill intercepts yielding potentially economic metal grades that are believed to be associated with the Santa Juana vein system at Velardeña 700 meters below the deepest levels of the current mine.  The strong vertical extent of continuous historic mining on the Terneras vein, the large vertical extent of mineralized material of possible economic grades of the Santa Juana vein system and the similarities between the Terneras vein and other veins at the Velardeña and Chicago mines provide the basis for the Company’s belief that a high rate of replacement of mineralized material is likely to continue on strike and at depth at the Velardeña and Chicago mines.

If the Company includes in the 2013 Form 10-K a similar statement as noted in the first sentence of comment 5, the Company will include additional disclosure as described above to provide the basis for the statement.

Comment:

6.                                      Please revise your filing and disclose your annual mineralized materials extracted, processed, and sold as required by Regulation S-K, Instructions to Item 102, Part 3.  This would include your minerals extracted from both your mines, stating the tonnage and grades of your mined materials from each mine, mill feed and the associated feed grades, the amounts of your concentrates and doré shipments and the contained metals shipped.  Please discuss concentrate contaminates, smelter penalties, and the effect this has on your payable metals.

Response:

As noted in the response to comment 3, the Company will include in its 2013 Form 10-K the information requested regarding 2012 and 2013 mine production. The Company included in its quarterly report on Form 10-Q for the period ended March 31, 2013 filed with the SEC on May 8, 2013 (the “Q1 10-Q”) and its quarterly report on Form 10-Q for the period ended June 30, 2013 filed with the SEC on

August 8, 2013 (the “Q2 10-Q”, and together with the Q1 10-Q, the “Form 10-Q”), a table, beginning on pages 18 and 21 of the Q1 10-Q and the Q2 10-Q, respectively, in its Management’s Discussion and Analysis section under the heading “Velardeña Operating Statistics”, that includes some of the information requested in the first two sentences in comment 6 above. The Company will include in its 2013 Form 10-K, a table prepared for 2012 and 2013 in the same detail as the table included in the Form 10-Q. In addition to disclosing the information in the preceding sentence, the Company will also include in the table, for 2012 and 2013, the tonnage and grades of its mined materials from each of its Velardeña and Chicago mines. In future filings beyond the 2013 Form 10-K, the Company will continue to make these disclosures if production resumes.

In response to the last sentence in comment 6 above, and as described in the Company’s response to comment 4, the Company produced doré, precipitates, and lead, zinc and pyrite concentrates, which it sold to various refineries and smelters.  As noted in the previous response to Comment 4, the Company’s sales contracts include terms typical for the industry, including deductions for smelting and refining charges (or treatment charges) and penalties for contaminates present in its products sold.  During 2012, the Company incurred approximately $3.0 million in smelting and refining charges and approximately $0.5 million in penalty charges, primarily for arsenic and antimony included in its lead and zinc concentrates.  The Company netted the treatment and penalty charges against revenue in the Company’s consolidated statement of operations. The Company will include this additional disclosure for 2012 and 2013 in its 2013 Form 10-K.

2012 Technical Report, page 20

Comment:

7.                                      The El Quevar mineralized material reported in your filing does not correspond to the amounts disclosed in the technical report prepared by RungePincockMinarco (formerly Pincock Allen & Holt) prepared June 8, 2012.  Please revise your filing and explain the variances to mineralized materials reported.

Response:

The Company will include the following requested explanation in its 2013 Form 10-K. In the technical report prepared by RungePincockMinarco (“RPM”) pursuant to Canadian National Instrument 43-101, RPM used inferred resources beneficially to the possible operation in the optimization of a resource level open pit. When preparing its mineralized material estimate under Industry Guide 7, RPM did not use the inferred resources calculated pursuant to 43-101 to beneficially optimize the pit.  Optimization without the benefit of inferred material yielded a smaller tonnage of mineralized material in the possible open pit at a higher likely grade as compared to the Canadian rules disclosure.

Consolidated Financial Statements

Note 1.  Operations, page F-7

Comment:

8.                                      We note you have not yet demonstrated the existence of proven and probable reserves as defined by Industry Guide 7, and as a result, you continue be in the exploration stage and thus are an exploration stage company.  You were also recognizing revenue from the sale of products at the Velardeña operations prior to suspending operations in June 2013.  Please tell us whether you plan to establish proven and probable reserves in accordance with Guide 7 and your timing for doing so, or whether you do not plan to establish proven and probable reserves and your reasons.

Response:

The Company may in the future establish reserves under Industry Guide 7 to the extent that the Company is able to do so based on data from sampling, mine plans and potential additional drill testing.  However, the Company has no current plans to attempt to convert any portion of its mineralized material to reserves due primarily to the high cost of completing drilling at a drill density sufficient to support reserves and due to the fact that the Company has not yet developed mine plans that at current metals prices support a cash-positive outlook for the property. Given the steeply dipping nature of the veins at the Velardeña and Chicago mines, it is very expensive to complete drilling sufficient to establish reserves.

Note 3.  Summaries of Significant Accounting Policies, page F-8

f.  Mining properties, exploration and development costs, page F-9

Comment:

9.                                      We note your disclosures indicating that mineral properties are amortized on a unit of production basis as minerals are produced.  Tell us the manner by which you have depleted your mineral properties since you have not yet demonstrated the existence of proven and probable reserves, as defined by Industry Guide 7.

Response:

Generally, the Company expenses development costs associated with properties where it has not established proven and probable reserves under Industry Guide 7. However, with respect to the Velardeña property, the Company established a cost basis for the mineralized material at Velardeña as a result of purchase accounting for the Company’s business combination transaction with ECU Silver Mining Inc. (“ECU”) in September 2011; the transaction pursuant to which the Company acquired the Velardeña property.  Although there are no proven and probable reserves under Industry Guide 7, and the Company has not completed a pre-feasibility economic assessment, the Company had established the existence of mineralized material that was used in assigning value to mineral properties for purchase accounting purposes as part of the ECU business combination in September 2011. The subsequent extraction of this mineralized material has provided a reasonable basis for the calculation of units of production depreciation for the cost basis in the mineral properties.

Note 13.  Other Liabilities, page F-20

Comment:

10.                               We note that you report $4.6 million of loss contingency as of December 31, 2012.  Please disclose the nature of this accrual, with details sufficient to understand the circumstances giving rise to this liability.

Response:

In the 2012 Form 10-K, the Company indicated that the loss contingency relates to foreign withholding taxes and includes amounts for estimated interest, penalties and other adjustments that may be required upon settlement of the liability.  In the 2013 Form 10-K and in future filings, the Company proposes to include the following additional disclosure with respect to this contingency.

The December 31, 2013 and December 31, 2012 amounts include a loss contingency of $XX million and $4.6 million, respectively.  The loss contingency relates to foreign withholding taxes that the government could assert are owed by the Company, acting as withholding agent, on certain interest payments relating to a third party loan assumed by the Company as part of the ECU Transaction in September 2011.  The loss contingency includes potential estimated interest, penalties and other adjustments.  The interest payments generating the loss contingency were made from 2009 through 2011, and the Company repaid the third party loan in 2011.

Note 16.  Equity (Deficit), page F-26

Comment:

11.                               We note your disclosures indicating that on September 2, 2011, you issued 16,004,111 shares of your common stock and made payment of approximately Cdn$126,112 to shareholders of ECU Silver Mining Inc. (ECU) in exchange for all of the issued and outstanding shares of ECU, and that you accounted for this transaction as a business combination with Golden Minerals Company being the accounting acquirer.  We also note you disclose on Form 8-K filed on the same date that as a result of this merger, the shareholders of ECU control 51% of your outstanding shares, resulting in a change in control of your company.  We would ordinarily expect that the entity with a controlling financial interest in a business combination is the acquirer.  If the entity that is the legal issuer of the equity securities is determined to be the acquired entity, the transaction is referred to as a “reverse acquisition.” Please submit the analysis that you performed in identifying the accounting acquirer in this transaction based on the guidance in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805-10-55-12 through 15 and ASC 805-40.

Response:

Immediately after the business combination transaction with ECU in September 2011, ECU shareholders owned approximately 51% of the outstanding shares of the Company.  Although former ECU shareholders owned a majority of the Company’s stock following the transaction, the Company was designated the acquiring company for purchase accounting purposes because of the following reasons: 1) as a result of the court-approved plan of arrangement pursuant to the provisions of the Business Corporations Act (Québec) for the ECU business combination, the Company was the legal parent of ECU; 2) only one new board member from ECU was added to the existing Company’s Board of Directors, and as a result, former Company Directors made up six of the then current seven Company Board members; and 3) none of ECU’s executive management took similar positions within the Company.  In addition, following the ECU business combination, one of the Company’s largest stockholders, the Sentient Group, increased its ownership in the combined company through a private placement of 4.1 million shares of the Company completed on October 7, 2011.  The Company announced the likelihood of the completion of a Sentient private placement following the business combination with ECU prior to the ECU combination and disclosed this information in proxy materials provided to the shareholders of both ECU and the Company prior to the shareholder vote that approved the business combination.  After including the additional shares of Sentient acquired in the private placement, former Company stockholders owned approximately 55% of the combined company following the business combination.

Note 18.  Cash Flow Information, page F-33

Comment:

12.                               We note you present the line item “Treasury Shares Acquired and Retired” as a cash outflow from operating activities.  We would ordinarily expect cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.  Tell us the origin of this line item and explain how your classification of this line item as a cash outflow from operating activities is consistent with the guidance in FASB ASC 230-10-45-16 to 17.

Response:

Under FASB ASC 230-10-45-15, payments of dividends or other distributions to owners, including outlays to reacquire the entity’s equity instruments, should be included as cash outflows from financing activities.  FASB ASC 230-10-45-17 further provides that items that do not fit into either financing or investing activities by default will be included in operating activities.  The treasury shares acquired and retired are shares that were voluntarily surrendered to the Company by certain executives of the Company to pay for the state and federal income tax withholding obligation stemming from the vesting of certain stock grants.  Upon the share surrender by the executives, the Company promptly remitted to the appropriate state and federal tax authorities a cash payment for the income tax withholding obligation.  It was determined that the surrender of shares in this instance, followed by the payment of taxes by the Company, does not fit perfectly within the meaning of FASB ASC 230-10-45-15.  The tax payments are more closely associated with the compensation of the Company’s executives and as such the Company included the payment of the income tax withholding obligation as a cash outflow from operations. In the 2013 Form 10-K and in future filings, the Company proposes to alter the line item description of the cash outflow to read “Tax Payments Relating to the Vesting of Restricted Shares”.

*       *       *       *       *

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7499.

Sincerely,

Deborah J. Friedman
for
DAVIS GRAHAM & STUBBS LLP

cc:                                Julie Marlowe

Joanna Lam

George K. Schuler

Robert P. Vogels

Exhibit A

Velardeña

The following Velardeña exploitation concessions are identified by name and number in the Federal government Public Registry of Mining.

Mine/Area	#	Name of Exploitation Concession	Concession Number
Velardeña	1	AMPL. DEL ÁGUILA MEXICANA	85580
	2	ÁGUILA MEXICANA	168290
	3	LA CUBANA	168291
	4	TORNASOL	168292
	5	SAN MATEO NUEVO	171981
	6	SAN MATEO	171982
	7	RECUERDO	171983
	8	SAN LUIS	171984
	9	LA NUEVA ESPERANZA	171985
	10	LA PEQUEÑA	171988
	11	BUEN RETIRO	172014
	12	UNIFICACIÓN SAN JUAN EVANGELISTA	172737
	13	UNIFICACIÓN VIBORILLAS	185900
	14	BUENAVENTURA No. 3	188507
	15	EL PÁJARO AZÚL	188508
	16	BUENAVENTURA 2	191305
	17	BUENAVENTURA	192126
	18	LOS DOS AMIGOS	193481
	19	VIBORILLAS NO. 2	211544
	20	KELLY	218681

Mine/Area	#	Name of Exploitation Concession	Concession Number
Chicago	1	SANTA TERESA	171326
	2	SAN JUAN	171332
	3	LOS MUERTOS	171986
	4	EL GAMBUSINO	171987
	5	AMPLIACIÓN SAN JUAN	183883
	6	MUÑEQUITA	196313
	7	SAN AGUSTÍN	210764
	8	EL PISTACHÓN	220407
	9	LA CRUZ	189474

El Quevar

The following El Quevar mine concessions are identified by name and file number in the Salta Province Registry of Mines.

#	Name of Mine Concession	Concession File Number
1	Quevar II	17114
2	Nevado I	18359
3	Quirincolo I	18036 (Cateo 17573)
4	Quirincolo II	18037 (Cateo 17574)
5	Castor	3902
6	Vince	1578
7	Armonia	1542
8	Quespejahuar	12222
9	Toro I	18332
10	Quevar Primera	19534
11	Quevar Novena	20215
12	Quevar Decimo Tercera	20501
13	Quevar Tercera	19557
14	Quevar Vigesimo Tercero	21043
15	Quevar 10	20219
16	Quevar Vigesimo Primera	20997
17	Quevar IV	19558
18	Quevar Vigesimo Cuarto	21044
19	Quevar 11	20240
20	Quevar Quinta	19617
21	Quevar 12	20360
22	Quevar Decima Quinta	20445
23	Quevar Sexta	19992
24	Quevar 19	20706
25	Quevar Vigesimo Sexta	22087
26	Quevar Vigesimo Segundo	21042
27	Quevar Séptima	20319
28	Quevar Veinteava	20988
29	MARIANA CANTERA(1)	15190
30	Arjona	18080
31	Quevar Vigesimo Quinto	21054

(1)  None of the mine concessions expire except for the MARIANA CANTERA concession, which expires on April 25, 2017.

Exhibit B

The NSR value of mineralized material was determined according to the following equations:

NSR Formula by Process Type

Process Type	NSR Formula
Sulfides	=(Au*23.964)+(0.486*Ag)+(12.680*Pb)+(9.478*Zn)-(0.579*As)-(33.963*Sb)-(1.618*(As+Sb))
Mixed	=(Au*9.586)+(0.194*Ag)+(5.072*Pb)+(3.791*Zn)-(0.232*As)-(13.585*Sb)-(0.647*(As+Sb))
Oxides	=(25.208*Au)+(0.453*Ag)

Values were calculated by entering gold (Au) and silver (Ag) values in grams per tonne, lead (Pb) and zinc (Zn) values in percent, and arsenic (As) and antimony (Sb) values in percent for each block of mineralized material. The conversion of ounces troy to grams per tonne was achieved by dividing troy ounce by 31.1034768.  For example, the value of Au per gram using the average price of $1255.12 per troy ounce is $40.35. As an example in the oxide NSR equation, the NSR value obtained for each gram of gold was reduced by $15.24 to account for metallurgical recovery and treatment and refining charges. An example of the further reduction in NSR value calculated for arsenic and antimony content is for sulfide ores with a 2% As content and 1% Sb content, NSR value would be further reduced by $39.98 per tonne.